STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST:  That at a meeting of the Board of Directors of Global Arena Holding, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “FIFTH Part I” so that, as amended, said Article shall be and read as follows:

See attached Exhibit A

SECOND:  That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD:  That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 22nd date of September, 2022.

By:   /s/John S. Matthews

               Authorized Officer

Title:  Chief Executive Officer

Name:  John Matthews

State of Delaware

Secretary of State Division of Corporations

Delivered 10:36 AM 09/22/2022

FILED 10:36 AM 09/22/2022

SR 20223591136 – File Number 3488164

Exhibit A

Part I: Reverse Stock Split.   On October 5, 2022 at 5:00 pm Eastern Standard Time (the “Effective Time”), a reverse stock split (“Reverse Stock Split”) will occur, as a result of which each twelve (12) issued and outstanding shares of Common Stock of the Corporation (“Old Common Stock”) shall automatically, without further action on the part of the Corporation or any holder of such Common Stock, be reclassified and converted into one (1) share of the Corporation’s Common Stock (“New Common Stock”).  The Reverse Stock Split will be effected as follows:

a)

Following the Effective Time, each holder of a certificate(s) representing outstanding shares of the Corporation’s Old Common Stock (“Old Certificate(s)”) will be entitled to receive, upon surrender of such Old Certificate(s) to the Corporation’s transfer agent (the “Agent”) for cancelation, a certificate(s) (“New Certificate”) representing the number of shares of New Common Stock owned by such stockholder following the Reverse Stock Split.

b)

From and after the Effective Time, Old Certificates shall confer no right upon the holders thereof other than the right to exchange them for the New Certificates pursuant to the provision hereof.

c)

The Corporation will not issue fractional shares.  The number of shares to be issued to each stockholder will be rounded up to the nearest whole number if, as a result of the Reverse Stock Split, the number of shares owned by any stockholder would not be a whole number.